TAHOE SILVER PRODUCTION AT HIGH END OF 2014 EXPECTATIONS
Provides 2015 Guidance

VANCOUVER, British Columbia – January 20, 2015 – Tahoe Resources Inc. (TSX: THO, NYSE: TAHO) is pleased to announce production results from its Escobal mine for 2014 and to provide production and cost guidance for 2015.

The Escobal mine concluded its first year of commercial operations producing 20.3 million ounces (moz) of silver contained in concentrates recovered from 1.246 million tonnes of ore at an average grade of 585 grams per tonne (gpt). Fourth quarter mill throughput averaged 3,474 tonnes per day (tpd) and silver grade averaged 585 gpt resulting in 5.23 moz of silver.

Year-end production was particularly strong, resulting in a December surplus of unsold concentrates, increasing normal inventory by approximately one million silver ounces. This inventory surplus will be sold to customers in the first quarter of 2015.

According to Kevin McArthur, Tahoe’s CEO, “Our first year of production started on time and met all of our expectations. We finished the year at the high end of our 2014 production guidance, met our cost goals for the year and are starting the new year with very strong sales in an improving silver-price environment.”

“Total silver production in 2015 will rely on mid-year completion of the expansion, which remains on track,” added Mr. McArthur.

2015 Production and Cost Guidance
Mine and mill production are expected to increase from 3500 tpd in the first half of the year to 4500 tpd in the second half. In its second year of full production, the mine will now focus on optimizing operating performance and costs. Exploration is turning to step-out programs in the region near the Escobal mine during 2015.

2015 Silver Production	18-21 moz
Total cash cost per silver oz produced net of byproduct credits[1]	$ 6.35 - $8.25
All-in sustaining cost per silver oz produced net of byproduct credits (AISC)	$ 9.75 - $11.50
Sustaining capital[1]	$ 30 - $35 million
Expansion capital	$ 15 million
Exploration expense[1]	$ 2.5 million
Corporate G & A (excludes non-cash compensation)[1]	$ 20-25 million

Note 1: Costs included in AISC calculation.

Sustaining capital-cost projections are primarily associated with mine development, including development of the second mining front in the central zone and development of the primary ventilation circuit in the east zone in 2015. The ventilation work will support ongoing development necessary to commence ore production from the east zone in 2016. The expansion capital will be spent during the first half of the year and be used to complete work in the backfill plant and tailings filtration facilities to support production at 4500 tpd.

Total cash cost and AISC projections include a number of assumptions based on recent experience. These assumptions include a new royalty regime, lower current prices of byproduct metals, estimated timing of power supply, budgeted cost of consumables including diesel fuel and cement and effectiveness and timing of cost saving initiatives.

The Company expects to release unaudited 2014 production costs and financial results on February 17th. Audited financials are expected to be released March 11th, followed by a conference call to discuss the fourth quarter and full year 2014 results.

About Tahoe Resources Inc.
Tahoe’s strategy is to responsibly operate the Escobal mine to world standards, to pay significant shareholder dividends and to develop high quality precious metals assets in the Americas. Tahoe is a member of the S&P/TSX Composite and TSX Global Mining indices and the Russell 3000 on the NYSE. The Company is listed on the TSX as THO and on the NYSE as TAHO.

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Qualified Person Statement
This news release has been approved by Charles Muerhoff, Tahoe’s Vice President Technical Services and Qualified Person as defined by National Instrument 43-101.

Cautionary Notes
The Company has included certain non-Generally Accepted Accounting Principles (GAAP) financial measures throughout this document. “Total Cash Cost” were divided by the number of silver ounces contained in concentrate to calculate per ounce figures. These measures are not defined under International Financial Reporting Standards (IFRS) and should not be considered in isolation. The Company’s primary business is silver production with other metals (gold, lead and zinc) produced simultaneously in the mining process. The value of these metals represents a low percentage of the Company’s revenue and is considered byproduct. When deriving the production costs associated with an ounce of silver, the Company deducts byproduct credits from gold, lead and zinc sales, which are incidental to producing silver. The Company believes these measures will provide investors and analysts with useful information about the Company’s underlying cash costs of operations, the impact of byproduct credits on the Company’s cost structure and its ability to generate cash flow, as well as a meaningful comparison to other mining companies. Accordingly, these measures are intended to provide additional information and should not be substituted for GAAP measures.

The Company reports total production costs and total cash costs on a silver ounces produced basis. The Company follows the recommendation of the Silver Institute, a nonprofit international association with membership from across the breadth of the silver industry. The Institute serves as the industry’s voice in increasing public understanding of the many uses and values of silver. The production cost standard is the generally accepted standard of reporting cash costs of production by precious metal mining companies.

The Company has also adopted the reporting of all-in sustaining costs per silver ounce as a non-GAAP measure of a silver mining company’s operating performance and the ability to generate cash flow from operations. This measure has no standardized meaning, and the Company has utilized an adapted version of the guidance released by the World Gold Council. The World Gold Council is not a regulatory industry organization and does not have the authority to develop accounting standards or disclosure requirements.

All-in sustaining costs include total production cash costs incurred at the Company’s mining operation, sustaining capital expenditures, corporate administrative expense, exploration and evaluation costs, and reclamation and closure accretion. The Company believes that this non-GAAP measure represents the total costs of producing silver from its operation and provides additional information of the Company’s operational performance and ability to generate cash flows to support future capital investments and sustain future production.

Total cash costs and cash costs per ounce of produced silver, net of byproduct credits are as follows:

Total cash costs per ounce before byproduct credits	$9.75
Less gold credit	0.75
Less lead credit	0.95
Less zinc credit	1.70
Total cash costs per ounce net of byproduct credits	$6.35

Gold, lead and zinc by-product credits are calculated as follows:

	Quantity	Price	Total Credit	Credit Per ounce
Gold Ounces ('000)	11.3	$1,300	$14,690	$0.75
Lead Tonnes	9,452	$1,984	$18,753	$0.95
Zinc Tonnes	14,453	$2,315	$33,456	$1.70

($000's) except per ounce or tonne information
Credit calculation for base case of the range
All per ounce costs are based on silver ounces contained in concentrates, unless otherwise noted.

These non-GAAP financial measures may be calculated differently by other companies as a result of the underlying accounting principles and policies applied.

Forward-Looking Statements
This news release contains “forward-looking information” within the meaning of applicable Canadian securities legislation, and “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 (collectively referred to as “forward-looking information”). In particular, this news release describes potential future events related to Tahoe’s 2015 production and cost forecast including Tahoe’s plans to 1) increase production from 3500 tpd in the first half of the year to 4500 tpd in the second half; 2) optimize operating performance and costs; 3) achieve mine development of the second mining front in the central zone and development of the primary ventilation circuit in the east zone in 2015; 4) complete ventilation work to support ongoing development necessary to commence ore production from the east zone in 2016; 5) use expansion capital during the first half of the year to complete work in the backfill plant and tailings filtration facilities to support production at 4500 tpd; and 6) estimate 2015 sustaining capital, expansion capital and exploration expense amounts. Total cash cost and AISC projections include a number of forward-looking assumptions including implementation of a new royalty law, lower current prices of byproduct metals, estimated timing of power supply, budgeted cost of consumables including diesel fuel and cement and effectiveness and timing of cost saving initiatives.

Forward-looking information is based on management’s reasonable assumptions, estimates, expectations, analyses and opinions, which are based on management’s experience and perception of trends, current conditions and expected developments, and other factors that management believes are relevant and reasonable in the circumstances, but which may prove to be incorrect. Assumptions have been made regarding, among other things, Tahoe’s ability to continue paying municipal royalties in light of new royalty legislation, the price of silver and other metals, costs of development and production, Tahoe’s ability to operate in a safe and effective manner, and its ability to obtain financing on reasonable terms. Readers are cautioned that the foregoing list is not exhaustive. Tahoe’s actual results, programs and financial position could differ materially from those anticipated in such forward-looking statements as a result of numerous factors, risks and uncertainties, many of which are beyond the Company’s control. These include, but are not necessarily limited to, legislative changes that impact mining operations in Guatemala, results of exploration activities and development of mineral properties, the interpretation of drilling results and other geological data, the uncertainties of resource and reserve estimations, receipt and security of mineral property titles, receipt of licenses to conduct mining activities, country risks, civil unrest, the timing and possible outcome of pending litigation, cost overruns or unanticipated costs and expenses, the availability of funds, fluctuations in metal prices, currency fluctuations, and general market and industry conditions. There is no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on this information. Tahoe does not undertake to update any forward-looking information, except as, and to the extent required by, applicable securities laws. For more information about the risks and challenges of Tahoe’s business, investors should review Tahoe’s current Annual Information Form available at www.sedar.com.

For further information, please contact:
Tahoe Resources Inc.
Ira M. Gostin, Vice President Investor Relations
investors@tahoeresourcesinc.com
Tel: 775-448-5807